EXHIBIT 12

AEP TEXAS CENTRAL COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	1999	2000	2001	2002	2003
Earnings:
Net Income Before Extraordinary Item and
Cumulative Effect of Accounting Change	$187,718	$189,567	$182,278	$275,941	$217,547
Plus Federal Income Taxes	83,508	80,797	172,722	30,102	90,868
Plus State Income Taxes	--	3,532	14,849	3,616	118
Plus Provision for Deferred Income Taxes	19,938	16,263	(72,568)	113,655	19,393
Plus Deferred Investment Tax Credits	(5,207)	(5,207)	(5,207)	(5,207)	(5,207)
Plus Fixed Charges	118,911	132,785	125,194	132,236	136,143

Total Earnings	$404,868	$417,737	$417,268	$550,343	$458,862

Fixed Charges:
Interest on Long-term Debt	$87,413	$96,212	$86,980	$99,839	$122,866
Interest on Short-term Debt	19,498	22,830	25,023	19,442	5,877
Distributions on Trust Preferred Securities	12,000	11,940	11,208	10,560	5,264
Estimated Interest Element in Lease Rentals	--	1,803	1,983	2,395	2,136

Fixed Charges	$118,911	$132,785	$125,194	$132,236	$136,143

Ratio of Earnings to Fixed Charges	3.40	3.14	3.33	4.16	3.37

Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.